Descartes Acquires e-customs

Expands UK Customs Compliance Offering

WATERLOO, Ontario, December 8, 2014 – Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, has acquired e-customs Inc. (“e-customs”), a leading provider of electronic security and fiscal customs filing solutions in the UK.

e-customs’ cloud-based solution, Webdecs,  provides both shippers and logistics service providers with a wide range of customs capabilities to cost effectively comply with UK fiscal filing and security filing requirements. e-customs’ modular offering is designed to reduce complexity, increase automation, and help to make the end-to-end customs declaration process easy. Importers and exporters can leverage default and client-specific standing data, declaration templates, historical filings, on-screen tips and system validations to increase speed and accuracy in the filing process.

“By combining with e-customs, we’ve deepened our UK expertise and added more robust capabilities to our global Customs and Regulatory Compliance solution portfolio.  It also strengthens Descartes’ position as a trusted technology partner for customers requiring improved shipment management and customs compliance across the globe,” said Edward Ryan, CEO of Descartes. “We’re also excited by the opportunity to help e-customs’ installed base of customers run more efficient and profitable logistics operations by providing them access to the complementary solutions available on Descartes’ Logistics Technology Platform.”

Descartes acquired e-customs for up-front consideration of GBP 5.8 million (approximately USD $9 million at December 5, 2014), plus potential performance-based consideration.  The maximum amount payable under the all-cash performance-based earn-out is GBP 0.8 million (approximately USD $1.2 million at December 5, 2014), based on e-customs achieving revenue-based targets over a one year period. Any earn-out is expected to be paid in fiscal 2016.

On December 8, 2014, Descartes also announced its acquisition of Pentant  Limited (“Pentant”), a leading UK-based certified Community System Provider (CSP) offering customs connectivity and import/export inventory control solutions for ocean, truck and air cargo. Prior to the acquisition, e-customs and Pentant were independently operated companies under common control of several private UK investors.

About Descartes

Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 200,000 connected parties using its cloud based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest,

The Descartes Systems Group Inc.  |  TSX: DSG |NASDAQ: DSGX  |  120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495  |  Int‘l 519.746.8110  |  info@descartes.com  |  www.descartes.com

collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

About e-customs

For more information about e-customs, visit http://www.e-customs.com/

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; Descartes' expected benefits from the acquisition of the e-customs business; Descartes’ ability to meet the growing demand for automated customs filing solutions; improvement in the operational profitability of e-customs; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully integrate e-customs and realize operating synergies and expected benefits; Descartes’ ability to  successfully develop and market automated customs filing solutions to meet market demand; and the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes’ most recently filed management’s discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Global Media Contact
Mavi Silveira
+1(800) 419-8495 ext. 202416
msilveira@descartes.com

The Descartes Systems Group Inc.  |  TSX: DSG |NASDAQ: DSGX  |  120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495  |  Int‘l 519.746.8110  |  info@descartes.com  |  www.descartes.com